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MAR 02 2009

Washington, DC
110

SECUR **09058101** SSION
Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **38931**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___**01/01/08**___ AND ENDING ___**12/31/08**___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Product Resources, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1 Paragon Drive, Suite 100
(No. and Street)

Montvale	**NJ**	**07645**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael DePol   **(201) 476-0029**
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Michael DePol_____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Financial Product Resources, Inc._____, as

of _____ __December 31_____ , __2008__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__CEO_____
Title

Carolyn S. Rubio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

FINANCIAL PRODUCT RESOURCES, INC.
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Financial Product Resources, Inc.

We have audited the accompanying balance sheet of Financial Product Resources, Inc., as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Product Resources, Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2009
Atlanta, Georgia

Rubio CPA, Pc

RUBIO CPA, PC

FINANCIAL PRODUCT RESOURCES, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

		2008
Cash and cash equivalents	$	27,436
Deposit with clearing broker		25,000
Due from clearing broker		1,114
Accounts receivable		3,201
Total Assets	$	56,751

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	544
Accrued commissions		1,638
Total Liabilities		2,182

STOCKHOLDER'S EQUITY

Common stock, no par value, 2,500 shares authorized, 1,000 shares issued and outstanding	12,000
Additional paid in capital	34,571
Retained earnings	7,998
Total Stockholder's Equity	(54,569)
Total Liabilities and Stockholder's Equity $	56,751

The accompanying notes are an integral part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Commissions	$ 269,801
Total revenues	269,801
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	92,340
Commissions	141,159
Communications	1,073
Occupancy	8,486
Other operating expenses	27,380
Total expenses	270,438
NET INCOME (LOSS)	$ (637)

The accompanying notes are an integral part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (637)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	132
Decrease in accounts receivable	24,189
Increase in accounts payable and accrued expenses	1,591
Decrease in other assets	9,733
Decrease in due from clearing broker	82
NET CASH PROVIDED BY OPERATING ACTIVITIES	35,090
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	46,571
Distributions to stockholder	(107,930)
NET CASH USED BY FINANCING ACTIVITIES	(61,359)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,269)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	53,705
End of year	$ 27,436

The accompanying notes are an integral part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 12,000	$ 11,000	$ 93,565	$ 116,565
Capital contributions		46,571		46,571
Net income (loss)			(637)	(637)
Distributions to stockholder		(7,004)	(100,926)	(107,930)
Balance, December 31, 2008	$ 12,000	$ 50,567	$ (7,998)	$ 54,569

The accompanying notes are an integral part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Financial Product Resources, Inc. (the "Company"), is a New Jersey Corporation formed in 1987. Its principal business activity is selling mutual funds, variable annuities, limited partnership interests and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade-date basis is not material.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $54,425, which was $49,425 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .04 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organization at December 31, 2008 consist of the following:

Receivable from clearing organization	$ 1,114
Commissions receivable from broker-dealers	3,057
Deposit with clearing broker	25,000
	$ 29,171

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities.

NOTE E – RELATED PARTY TRANSACTIONS

Through May 2008, the Company shared office premises and administrative staff with a related company. Under the arrangement, the Company received $6,200 monthly, plus health insurance for an officer. The amount received under the arrangement for 2008 was approximately $28,000. Effective June 2008 the Company has an informal expense sharing arrangement with a related party. Expense under the arrangement for 2008 was approximately $2,500.

NOTE F – RETIREMENT PLAN

The Company had a 401(k) plan covering substantially all employees through April 2008 when it was terminated. During 2008, the Company contributed approximately $20,000 to the plan.

SUPPLEMENTAL INFORMATION

SCHEDULE I
FINANCIAL PRODUCT RESOURCES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholder's equity	$ 54,569
Less nonallowable assets:	
Non-allowable accounts receivable	(144)
	(144)
Net capital before haircuts	54,425
Less haircuts	-
Net capital	$ 54,425
Minimum net capital required	5,000
Excess net capital	$ 49,425
Aggregate indebtedness	$ 2,182
Net capital based on aggregate indebtedness	$ 145
Ratio of aggregate indebtedness to net capital	.04 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as computed above.

FINANCIAL PRODUCT RESOURCES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Financial Product Resources, Inc.

In planning and performing our audit of the financial statements of Financial Product Resources, Inc., for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Financial Product Resources, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 20, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC